Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

February 21, 2020

Mr. Lewis
Ms. Monick
Mr. Alper
Ms. Lippmann
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Internet Group Inc.
Registration Statement on Form S-1
File No. 333-235873

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-235873) (the “Registration Statement”), of Freedom Internet Group Inc. We respectfully request that the Registration Statement become effective as of 4:00p.m., Washington, D.C. time, on February 26, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our consultant Joel Arberman of Meraki Partners, LLC by email or telephone.

Sincerely,

/s/ Alton “Ace” Chapman, Jr.
Alton “Ace” Chapman, Jr.